UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2002

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

creo

Creo Inc.
3700 Gilmore Way
Burnaby, B.C.
Canada V5G 4M1

T: +1.604.451.2700
F: +1.604.437.9891

www.creo.com

News release

For immediate release

Creo Features Quality Prepress Solutions that Save Time and Money for Label and Narrow Web Trade Shops and Converters

Vancouver, BC, Canada (September 9, 2002) - Creo Inc. (NASDAQ: CREO; TSX: CRE) is featuring the latest prepress solutions for tag and label, and narrow web trade shops and converters at Labelexpo Americas 2002, September 10-12 in Rosemont, IL. Creo solutions will be demonstrated live, including the ThermoFlex® 2630 flexo CTP device, the Brisque™ Pack and Prinergy Powerpack™ packaging workflows, and the Synapse® InSite Internet portal into prepress.

Platemaking Quality and Cost Cutting

TRISoft Graphics Inc., a digital prepress company for the narrow web and label market, installed a ThermoFlex 2630 flexo CTP device in July 2002. Based in Fullerton, California, TRISoft has more than 15 years experience in flexographic printing, prepress and platemaking. The conversion to CTP is already saving TRISoft money by eliminating the use of film and chemicals. It has also dramatically reduced plate production problems.

"Having a completely digital workflow makes everybody's life a lot easier," says TRISoft president Tristan Zafra. "We wanted to produce better-quality plates and at the same time, eliminate the variable problems of flexo platemaking, i.e. chemicals, film, film calibration, air bubbles between the film and the plates during the expose, and oxygen depletion," he explains. "With CTP we can achieve quality that we can never get with traditional plate making, and our customers are printing better than ever."

"Our Creo CTP device has opened up markets that were not available to us in the past," adds Phil Taylor, sales manager of TRISoft Graphics. "Label printers who have full service in-house prepress departments may now look to TRISoft to output their high-end jobs to Creo CTP for digital plates."

Two ThermoFlex features-the imaging speed and the ability to easily image single plates when necessary-supported TRISoft's choice of a Creo solution. "Creo also has a very good support team," adds Mr. Zafra. "The representatives at the support center will always get back to solve your issues in a timely manner."

"The ThermoFlex 2630 CTP device was developed and priced to meet the needs of the tag and label and narrow web market," says Mark Vanover, marketing director of packaging for Creo. ThermoFlex CTP devices are equipped with 830nm laser thermal imaging and feature fast, easy load/unload operation, which reduces material damage and dramatically improves productivity. Total throughput is the best in the industry and imaging speed is consistent plate after plate.

Streamlining Production

Creo is showcasing two packaging workflows at Labelexpo. Both systems-the Brisque Pack and the Prinergy Powerpack workflows-can drive the ThermoFlex 2630 device. Brisque Pack, the CT/LW packaging workflow solution, offers step-and-repeat options, drives proofing and plate imaging devices and includes specialized flexo screening and distortion capabilities.

Prinergy Powerpack workflow is the PDF-based workflow management system for packaging that streamlines and organizes tag and label prepress production, including 1-up processing, step-and-repeat layouts, proofing and CTF or CTP imaging. The new version of Prinergy Powerpack, 2.1, includes enhanced screening and scaling features for flexographic trade shops or converters. It also integrates Pandora® 1.5, the packaging and label step-and-repeat solution that helps printers streamline their workflow. This powerful step-and-repeat program and nesting application from ScenicSoft® fully supports PDF and is designed to automatically optimize the press sheet surface. Last month Creo announced its intention to acquire ScenicSoft, a development that will enhance the working relationship of the software teams.

Networked Graphic Production

All Creo solutions for tag and label printing are part of Networked Graphic Production, the Creo initiative that integrates people, process, and content-from concept to converting. This initiative is helping to transform package and label printing into a controlled, digital manufacturing process. Networked Graphic Production brings creative professionals, packaging print buyers, trade shops, and converters together and enables each participant to communicate and collaborate in real time. By bringing print buyers closer to package production and reducing the manual steps in the process, converters will be able to reduce cycle times, minimize errors on press, and deliver quality-printed products faster.

Networked Graphic Production is also helping businesses run more effectively and generate greater profit. When information is readily accessible, production cycles shrink from weeks to days, and days to hours. By integrating the business systems in a printing/converting plant with its prepress production systems, information can be instantly exchanged between the package-production management system and Management Information Systems (such as those offered by Printcafe™). This enables greater visibility into the business and helps printers/converter fine-tune their back-office functions such as estimating, billing, inventory management, and scheduling.

Learn more about Networked Graphic Production and all the Creo solutions for tag and label trade shops and converters by visiting Creo at booth #6111 at Labelexpo Americas 2002.

Photos available

About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers.

© 2002 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2001, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.
Holly Hokrein	Rochelle van Halm	Tracy Rawa
Marketing Communications (Americas)	Media Relations (Headquarters)	Investor Relations
T. +1.781.280.7331	T. +1.604.451.2700	T. +1.604.451.2700
F. +1.781.275.3430	F. +1.604.437.9891	F. +1.604.437.9891
holly.hokrein@creo.com	rochelle.van.halm@creo.com	IR@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO INC.

Date: September 9, 2002

/s/ Paul Kacir
Paul Kacir, Corporate Secretary